FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-December 2014	3

Results 2014 & Outlook 2015-2016

Back to profitable growth

Telefónica, S.A.

Investor Relations

Disclaimer

THIS DOCUMENT IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES, AND ANY SECURITIES REFERENCED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (_THE SECURITIES ACT_). ANY PUBLIC OFFERING OF THE SECURITIES REFERENCED HEREIN IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS CONTAINING DETAILED INFORMATION REGARDING TELEFÓNICA, S.A. AND ITS MANAGEMENT, INCLUDING FINANCIAL STATEMENTS.

This document contains statements that constitute forward looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 about Telefónica Group (going forward, _the Company_ or Telefónica). The forward-looking statements in this document can be identified, in some instances, by the use of words such as _will,            shall,            target,            expect,             aim,            hope,            anticipate,             should,            may,

            might,            assume,             estimate,            plan,            intend,             believe_ and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements include statements regarding our intent, belief or current expectations with respect to, among other things: the effect on our results of operations of competition in telecommunications markets; trends affecting our business financial condition, results of operations or cash flows; acquisitions, investments or divestments which we may make in the future; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our strategic partnerships; and the potential for growth and competition in current and anticipated areas of our business.

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to: changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services; exposure to currency exchange rates, interest rates or credit risk related to our treasury investments or in some of our financial transactions; existing or worsening conditions in the international financial markets; the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity; compliance with anti-corruption laws and regulations and economic sanctions programs; customers_ perceptions of services offered by us; the actions of existing and potential competitors in each of our markets as well as the potential effects of technological changes; failure of suppliers to provide necessary equipment and services on a timely basis; the impact of unanticipated network interruptions including due to cyber-security actions; the effect of reports suggesting that electromagnetic fields may cause health problems; the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment; potential liability resulting from our internet access and hosting services arising from illegal or illicit use of the internet, including the inappropriate dissemination or modification of consumer data; and the outcome of pending or future litigation or other legal proceedings.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica_s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Telefónica, S.A. 1

Our journey

2012-14 2015-16E

TRANSFORMING THE BUSINESS IN ORDER TO& &RETURN TO SUSTAINABLE PROFITABLE GROWTH

“ Investing to set the foundation for growth

“ Monetising data opportunity

“ Growing digital revenues

“ Simplifying the business

“ Extracting value from scale

“ Proactively managing regulation

“ Focusing portfolio

“ Recovering financial flexibility

“ De-risking the balance sheet

“ Displaying clear proof points

FY 14 GUIDANCE ACHIEVED

Investor Relations

Telefónica, S.A.

ü

2

“ Accelerate growth

“ Monetise booming data reality

“ Invest further to grow (2017 to revert)

“ Continue to simplify & transform

“ Deliver synergies from consolidation (Germany, Brazil)

“ Maintain leading profitability

“ Continue to strengthen portfolio

“ Maintain financial flexibility to support sustainable growth

“ Grow cash dividend (Post proposed O2 UK sale closing)

UPGRADING AMBITION FOR 2015-16E

Clear proof points already evident in 2014

1

Laying the foundations to monetise data & digital services

2

Technological transformation

3

Lean operating model

4

Stabilising Spain

5

Strengthening

Balance Sheet

Investor Relations

Telefónica, S.A.

“ Avg. Revenue / Access

(y-o-y organic)

“ Digital services revenues

(y-o-y organic)

“ FTTH (Premises passed)

“ LTE (sites)

“ OpEx + CapEx savings from new operating model

“ Revenue (y-o-y)

“ Net financial debt (€bn)

3

FY 13 FY 14

(1.5%) +0.3%

+16.2% +28.9%

7.6m 14.7m

10.5k >20k

€300m

Q4 13 Q4 14

Growth 2015E

(11.9%) (4.9%) y-o-y

Dec-13 Dec-14

€31.7bn post VZ adjustment

45.4 45.1 and proposed O2 UK sale

Consistent improvement in our fundamentals: top line

acceleration, with a strong performance in Q4 14&

Revenue (y-o-y organic)

2.6% 5.0%

0.7% 2.8% 1.5% 1.3%

(0.8%)

FY 12 FY 13 FY 14 Q1 14 Q2 14 Q3 14 Q4 14

Access

+3.0% +2.5% +2.0%

Growth

(y-o-y organic)

Avg. Back to growth

(6.4%) (1.5%) +0.3% revenue/access

(y-o-y organic)

Investor Relations

Telefónica, S.A. 4

&while improving OIBDA & EPS trends

OIBDA (y-o-y organic) Underlying EPS (€/share)

0.27

0.25 0.22 0.2% 0.18 0.0%

Q1 14 Q2 14 Q3 14 Q4 14

0.93 (3.9%)

FY 12 FY 13 FY 14

Investor Relations

Telefónica, S.A. 5

2014 guidance met on strong execution

Guidance 2014 (organic and excluding Venezuela) FY 14

ü

Positive revenue growth +0.7%

ü

OIBDA margin towards stabilisation (erosion around 1

-0.8 p.p. p.p. y-o-y)

ü

CapEx/Sales: 15.5% -16% 15.9%

€43.9bn pre-VZ

Reported Net Financial Debt < €43bn adjustment

€45.1bn post-VZ adjustment post-VZ ü

2.15x

Mid-term commitment Net Debt/OIBDA 2.35x adjustment & proposed

02 UK sale

€/sh.

0.75 €0.35 voluntary scrip Nov-14 (84% take-up)

€0.40 cash Q2 15

DPS Cash/Scrip

Cash dividend outflow

€0.45/share

Investor Relations

Telefónica, S.A. 6

€/sh.

0.93 0.83

FCFS Underlying EPS

55% cash dividend payout

2015 and beyond: positioned for growth acceleration

1

Returning to growth in Spain

2

Fuelling data monetisation

3

Continued network & IT transformation

4

Delivering synergies from acquisitions

5

Sustainable efficiency gains

“ Strong macroeconomic outlook

“ Positive market trends: appetite for higher value services and market rationalisation

“ Key differentiation assets /infrastructure (fiber, Pay TV, LTE)

“ Higher data adoption (LTE across markets; prepaid smartphone penetration in BZ & Hispam)

“ Monetising beyond the allowances and connecting everything

“ Capturing digital opportunities: video, cloud, M2M & security

“ Steady roll-out of a differential future-proof network

“ Accelerating the transformation of the business leveraging Full Stacks

“ Continue to optimise legacy

“ Germany: >€5bn NPV

“ Brazil: >€4.7bn NPV

“ Additional revenue streams from upselling / cross-selling

“ Delivering >€1.8bn savings in 2017E from simplification across markets and synergies from acquisitions

Investor Relations

Telefónica, S.A. 7

External factors: from headwinds to tailwinds

Improved Regulatory Environment

[Graphic Appears Here]

ü

“ Digital agenda requires a different

Investments approach to promote investments

“ Telecoms reforms in progress; new ü regulatory framework in place (Aug-14)

Mexico

“ Asymmetry of MTRs already effective

“ Consolidation into 3 mobile players

LatAm

“ Glide path of asymmetric MTRs reduction ü Colombia and on-net / off-net tariffs limits on dominant operator

“ Consolidation into 3 integrated players

(1) Internal calculations & Consensus Forecast

Improved Macro Environment

Real GDP(1) growth in 2015-16E improving:

“ At least 4.5 p.p. in Spain vs. 2012-13

“ Around 2 p.p. in Germany vs. 2012-14

Based in both cases in stronger consumption fundamentals

Risk perception & financial markets:

“ From strong risk aversion & expensive / illiquid markets

“ To normalised risk levels & low rates

FX support:

“ Competitive $/€

“ Sustainable BRL/€

“ Venezuela adjusted to de-risk Balance Sheet

Improved Market structure

Consolidation in Spain, Germany, Brazil, Mexico & Colombia:

“ From a price deflationary competitive model (no differentiation)

“ To a quality of service model based on infrastructure

Investor Relations

Telefónica, S.A. 8

Driving a fair policy framework in the digital ecosystem

Recognition of investment risk

OPEN INTERNET AND

PORTABLE DIGITAL LIFE

LEVEL PLAYING FIELD

“ Transparency

“ Security COMPETITION AND

“ Privacy DIGITAL CONFIDENCE USER_S CHOICE IN ALL

LAYERS

“ eSIMS

“ Internet Encryption

Investor Relations

Telefónica, S.A. 9

Capital discipline: financial priorities 2015-16E

Robust Balance Sheet

“ Financial Flexibility recovered

“ Ratings stabilisation

“ Capital increase in connection to the acquisition of GVT: rights issue up to

€3bn

“ Balance sheet de-risked (Venezuela FX adjusted)

Growing cash dividend(1)

ND/OIBDA <2.35x

Support sustainable operating growth

“ Organic growth fuelled by temporary increase in CapEx intensity

“ Inorganic opportunities: Portfolio strengthening strategy remains in place

(1) Post proposed O2 UK divestment execution

Investor Relations

Telefónica, S.A. 10

Attractive shareholder remuneration

“ Sustainable Dividend

“ Tactical buybacks & share cancellations to mitigate scrip dividend dilution

2015 guidance & 2016 ambition

Base 2014

2015 Guidance & 2016 Ambition Ambition (Ex-UK; Ex-VZ; Guidance 2015E

(Constant FX 2014; ex-UK; ex-VZ; incl. 12M E-Plus and 6M incl. 3M E-Plus 2016E

GVT in 2015 and 12M in 2016 and 6M Ireland)

>5% 42,853 Revenues >7%

CAGR 2014-16E

Limited margin erosion around 1 p.p.

32.6% OIBDA margin Stabilising in 2016

(to allow for commercial flexibility if needed)

Revert in 2017E:

16.7% CapEx/Sales Around 17% Around 17%

-2 p.p.

vs 2016E

Net Debt/OIBDA (adjusted for proposed O2 UK sale) <2.35x <2.35x

€0.75/sh. €0.75/sh. Post proposed O2

UK sale Closing:

“ €0.35/sh. volunt. Dividend “ €0.35/sh. voluntary scrip

scrip Q4 15 €0.75/sh. cash

“ €0.40/sh. Cash “ €0.40/sh. Cash Q2 16

Share buyback: % share capital cancelled

1.5% 1.5%

(treasury)

Rights issue in connection to the acquisition of

Up to €3bn

GVT

Investor Relations

Telefónica, S.A. 11

1. 2014 Results

Investor Relations

Telefónica, S.A. 12

2014: Highlights

1 Built a solid platform; already clear proof points

“ Inflection point to organic growth

„ Recovered robust Revenue growth (+2.6% y-o-y in FY); further improving trends in Q4 to +5.0% (+1.7% ex-VZ; but +8.0% ex-Spain which is turning to positive) „ Picked-up commercial momentum on high-quality services „ Increasing customer value (Avg. Revenue/Access +2.6% vs Q4 13)

“ Monetising booming mobile data

„ Integrated tariff bundles; tiered pricing

“ Simplify the operations through a new operating model & synergies

„ Robust profitability; Return to FY organic OIBDA growth y-o-y and margin decline contained at 0.8 p.p. „ Run-rate synergies from simplification: €0.3Bn in FY 14

“ CapEx intensity; speed-up network modernisation & differentiation

„ Consistent investments in growth & transformation activities (15m FTTH premises passed; >20k LTE sites; TV accesses x1.5)

2 Enhanced Balance sheet strength

“ Solid FCF generation (FY 14: €3.8bn)

“ Net Debt /OIBDA 2.15x incl. proposed O2 UK sale; financial flexibility recovered

3 Superior asset portfolio with a focused footprint

“ Active in-market consolidation with value enhancing deals

„ Inorganic movements to strengthen position in key markets (Brazil, Germany, Spain)

4 Delivered 2014 operating guidance; confirmed 2014 DPS

Investor Relations

Telefónica, S.A. 13

[Graphic Appears Here]

Financial summary

2014 Q4 14

Reported Organic Reported Organic

€ in millions Reported Reported y-o-y y-o-y y-o-y y-o-y

Revenue 50,377 (11.7%) 2.6% 12,399 (14.1%) 5.0% OIBDA 15,515 (18.7%) 0.2% 3,190 (35.9%) 0.0% OIBDA Margin 30.8% (2.6 p.p.) (0.8 p.p.) 25.7% (8.7 p.p.) (1.6 p.p.) OpCF (ex-spectrum) 7,361 (32.5%) (12.7%) 582 (68.2%) (3.9%) Net Income 3,001 (34.7%) —- 152 (89.5%) —-

EPS 0.61 (38.1%) —- 0.02 (93.1%) —-

Underlying EPS 0.93 (21.2%) —- 0.25 (32.0%) —-

FCF 3,817 (29.2%) —- 978 (50.9%) —-Net financial debt 45,087 (0.6%) —- 45,087 (0.6%) —-

Q4 results strongly impacted by non-recurrent/non-cash effects

“ Adjustment in Venezuela from SICAD I 12 VZ/$ to SICAD II 50VZ/$ (-€915m in OIBDA; -€399m in net income)

„ Venezuela contribution reduced to 1% of revenues & €390m net cash position. Minimising the impact of any further potential adjustment „ Venezuela adjusted from 6.3VZ/ $ to 50VZ/$ in 2014

“ Restructuring costs to further enhance efficiency (-€644m in OIBDA; -€405m in net income)

“ Telco value adjustment (-€257m in net income)

“ Asset sales (+€179m in OIBDA)

Investor Relations

Telefónica, S.A. 14

Q4 results impacted by non-recurrent, non-cash effects

FX movements: VZ adjustment in Q4 14

Forex impact OIBDA (y-o-y)

VEF, ARS, BRL depreciation

Q1 14 Q2 14 Q3 14 Q4 14

VEF: (2.3 p.p. )

(6.0 p.p) (11.7 p.p) (10.0 p.p)

VEF: (21.3 p.p. ) Mainly SICAD I

(23.9 p.p) to SICAD II

FX effect mitigated at FCF level

Q4 non-recurrent impacts in OIBDA (€1.4bn)

(179)

644 4,570 915 3,190

OIBDA Reported VEF devaluation Provision for Asset Sales OIBDA adjusted SICAD I to SICAD Restructuring II Costs

Investor Relations

Telefónica, S.A. 15

Perimeter: E-Plus in Q4 14

Perimeter impact revenue (y-o-y)

C. RepublicIreland

Q1 14 Q2 14 Q3 14 Q4 14

1.6 p.p.

E-Plus (3.1 p.p.) (3.0 p.p.) (3.9 p.p.)

Perimeter impact OIBDA (y-o-y)

(3.7p. p. ) (3.7 p.p.) (4.5 p.p.) (2.3 p.p.)

Q4 non-recurrent impacts in Net Income (€1.1Bn)

26 1,239 257 405

399

152

Net Income VEF Provision for Telco Value PPA + Asset Net Income Reported devaluation Restructuring adjustment sales Underlying SICAD I to Costs SICAD II

Consistent improvement in growth profile

Revenues (organic y-o-y)

5.0% 2.8% 1.5% 1.3%

Q1 14 Q2 14 Q3 14 Q4 14

OIBDA (organic y-o-y)

0.5% 0.8%

0.0%

-0.7%

Q1 14 Q2 14 Q3 14 Q4 14

Organic OIBDA margin (y-o-y)

FY 13 FY 14

Higher commercial

(0.2 p.p.) (0.8 p.p.) investments & network costs weighed on margin momentum

Strong top line acceleration in Q4 (+220 bps vs Q3 y-o-y)

“ Focused commercial activity on value

„ Mobile Contract customers (+11% y-o-y); Smartphones +39% „ Fiber connected customers 2.1x y-o-y; record net adds in Q4 14„ Pay TV customers surpass the 5m mark (x1.5 y-o-y organic) „ FY Churn stable y-o-y

“ High-class diversification; better revenue mix

„ Robust mobile data in Q4 (+10.6% y-o-y)

„ Progressive improvement of T. España in Q4 (+1.7 p.p. q-o-q); +7p.p. in last 4 quarters „ T. Hispam key driver of growth

Towards sustainable OIBDA growth

“ Positive OIBDA growth in FY

„ Revenue flow, efficiency gains and organisational simplification leading to a contained margin erosion

“ FY OpEx up 3.8% y-o-y

„ Gaining differentiation on higher content and commercial costs (+5.5% y-o-y): Foster competitiveness (i.e. Brazil), regain leadership (i.e. Spain) „ Network and IT costs (+9.3% y-o-y): More data Co + data traffic expansion

Investor Relations

Telefónica, S.A. 16

[Graphic Appears Here]

Strong and clear progress on mobile data

Smartphone penetration


Mobile Data traffic (y-o-y quarterly)
52%
48%
55%
65%
30%
32%
35%
35%
Mar-14
Jun-14
Sep-14
Dec-14

LTE traffic
x15 y-o-y in Q4
(10% of mobile data traffic)

Avg. smartphone usage

Q4 14 (Mbytes /month)


O2 brand customers
314
1,040
3G
LTE


332
891
3G
LTE

Booming data traffic

- **The sweet spot: increased penetration + increased usage**
  - Traffic growth accelerating in all regions
  - Huge opportunities in Hispam: 18% prepay smartphone penetration in Dec-14
- **LTE as the main trigger to foster growth**
  - 13m LTE customers(1) in Dec-14; 5% penetration
- **Strong Q4 y-o-y growth in average smartphone consumption** (Mbytes/month)
  - Spain: +43%; Germany: +48%; UK: +79%; Brazil: +21%; Hispam: +44%

Mobile data revenue


FY 13
FY 14
38%
41%
65%
73%
Mobile Data/MSR
Non-SMS/Mobile Data

Non-SMS Revenue
+23.9% y-o-y organic
FY 14

Monetising the opportunity

- **Breaking the decoupling between traffic and revenues**
- **Monetising beyond the allowance:**
  - "Bundle breakage" in ~1/3 of customers, using more data than they initially subscribed to in their data plan
  - >1/3 of them enjoying best experience by subscribing to additional "data snacks"
- **Plenty room to upsell**
  - ~1/3 of customers >1Gb plans

(1) LTE devices with data plan attached, except Brazil (devices)

Investor Relations
Telefónica, S.A.
17

Capital intensity to structurally change the Company

CapEx ex-spectrum 2014 (€ in millions)



Organic growth y-o-y
8,154
1,294
9,448
+16.9%
Ex-spectrum
Spectrum
Total

CapEx 2014 (organic y-o-y)



81%
79%
30%
19%
15%
15%
Fiber
TV
3G
4G
Transmission
IT

75% of 2014 CapEx ex-spectrum to **Growth & Transformation**: +6 p.p. y-o-y organic

Increased investments to grow

- Technological transformation and modernization
- Stimulate revenue opportunity & differentiation
- Addressing data traffic boom
- Built differential spectrum (Brazil, Hispam)

Deep network transformation; Increasing differentiation

- Developing high-speed networks (LTE & FTTH)
- Better quality and customer experience
- Global platforms accelerating time to market

Benefits on investments from efficiencies

- Lower maintenance CapEx vs. 2013
- Savings & operational efficiency coming from simplification, homogenisation and standartisation

Investor Relations
Telefónica, S.A.
18
Telefónica

Spain: Rebuilt a superior franchise

24% of Group revenue

Net adds ('000)



2013
2014
Pay TV
FTTH
Mobile Contract
Ex-disconnection of inactive M2M
63
305
1.2 m
(38)
100
248
282
723
(129)
57
(689)
77
Q4
FY
Q4
FY
Q4
FY

"Fusión" penetration (%)

Consumer segment
Dec-14 ○ y-o-y



57%
+12 p.p.
73%
+14 p.p.
o/Mobile Contract
o/FBB

High value in "Fusión"

Penetration of services in "Fusión"
Dec-14 ○ y-o-y



21%
+8 p.p.
45%
+31 p.p.
Fiber 100 Mb
IPTV

FTTH New premises passed (m)



Total Premises Passed
5.2
10.3
2.0
5.1
FY 13
FY 14

Gaining scale in high value; base growing

- **Becoming market leader in Pay TV**
  - 1.9m customers (x3 y-o-y); 36%E market share
- **FTTH base: 1.3 m (>x2 y-o-y)**; 22% of FBB base
  - 1m Fiber 100 Mb (10€ premium; churn 0.5x lower vs. DSL)
- **Mobile contract growth** (+0.5% y-o-y), first time since 2011
  - Portability loss significantly improved (-30% y-o-y in FY)
- **Churn declining across services**

Enhanced convergent offer fostering loyalty and upselling

- **Differential assets: Competitive TV and Fiber**
  - Improved content, MBB data volumes, VAS
- **3.7m "Fusión" customers** (+27% y-o-y); **1.4m** mobile add-ons
- **Highly satisfied customers**: Q4 "Fusión" churn 1.1%
  - Longer lifetime vs. stand-alone: 2.2x FBB & 2.5x mobile contract
- **Q4 "Fusion" ARPU virtually stable q-o-q at 69.3 euros**
  - Seasonal extra consumption out of bundle in Q3 (summer)

Leading network coverage

- **FTTH 2014 target met**; ~10m premises passed
- **LTE coverage**: 58% pop. in Dec-14
  - 800 MHz availability in Q2 15
  - 1.8m LTE customers, driving usage and ARPU up

Investor Relations
Telefónica, S.A.
19
Telefonica

Spain: Improved revenue trend on solid fundamentals

24% of Group revenue

Revenue y-o-y (%)


Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
(11.9%)
(8.2%)
(9.1%)
(6.6%)
(4.9%)
FY 13 y-o-y (13.6%)
FY 14 y-o-y (7.2%)
Δ last 4Qs
+7 p.p.

Positioned for the upcoming revenue growth

- **Consistent revenue improvement along the year**
  - Revenue y-o-y drop halved in 2014
  - Quarterly revenue stabilised: ~€3bn in the last 4Qs
- **Structural changes supporting performance**
  - Commercial turnaround on restored competiveness
  - Backbook reducing impact (high convergent base)
  - Price deflation stabilised / consolidation to drive more sustainable dynamics
  - Higher demand for quality (macro recovery)

OIBDA Margin (%)

y-o-y organic

	Q4 13	Q1 14	Q2 14	Q3 14	Q4 14
OIBDA margin	50.2%	46.9%	44.7%	46.0%	51.0%
Ex-tower sales	48.0%				46.5%
y-o-y organic					(1.4 p.p.)

	FY 13	FY 14
OIBDA margin	48.9%	47.2%
Ex-tower sales	48.4%	45.6%
y-o-y organic		(2.8 p.p.)

Top line improvement flowing to OIBDA

- **Cost control** (OpEx -1.1% y-o-y in FY; -0.1% in Q4)
  - Efficiencies offsetting higher commercial costs
  - Content and handsets costs up
  - Insourcing, retail stores optimisation
- **Q4 OIBDA improvement q-o-q** (-7.8% y-o-y organic)
  - Q4 14: tower sales (€136m); real state sale (€41m)
  - FY 14: tower sales €191m
- **14.0% CapEx/Sales** (+2.7 p.p. organic vs FY 13) to support structural transformation/differentiation

Investor Relations
Telefónica, S.A.

20

Telefónica

Germany: a solid start from a new leading position

11% of Group revenue

Contract net adds ('000)
Ex 428k customer adjustment in E-Plus in Q4



318
152
143
78
Q1 14
Q2 14
Q3 14
Q4 14
New TEF DE

18.8m Contract base
(1.8x y-o-y)

Q4 14 Revenue



MSR
Handset
Fixed
14%
17%
69%

€8Bn Revenue
(E-Plus proforma since 1st Jan)

OIBDA margin
Ex-restructuring costs



18.0%
Q4 14

19.4% OIBDA margin
(E-Plus proforma since 1st Jan)

Trading momentum maintained after a successful start

- **Total mobile base of 42.1m** (>2x y-o-y); Contract at 45%
- **Balanced mobile structure:** ~30% MSR market share (Sep-14)
- **LTE and attractive bundles driving favorable adoption mix**
  - Smartphone penetration at 29%
  - LTE outdoor coverage: 62% at Dec
    - Open to all O2 contracts from Feb-15
    - New data automatic top-up from Feb-15 to drive upselling

Stabilised revenue

- **MSR trend maintained in Q4**
  - Strong performance from premium brands
  - Data revenue: 52% of MSR in Q4
- **Better fixed revenue** (Q4: -7.7% y-o-y ; +1.3 p.p. q-o-q)

Commercial momentum and initial integration driving Q4 OIBDA

- **Q4 OIBDA performance**
  - Strong commercial activity to capture market growth
  - Restructuring costs due to the integration with E-Plus (€401m) including leaver program
- **Integration: quick wins**
  - Cross & Upsell; Align procurement; Network grid defined; FTE restructuring agreed

Investor Relations
Telefónica, S.A.

21

Telefónica

UK: Strong customer growth & improving trends

14% of Group revenue

Mobile contract net adds ('000)



135
199
209
291
Q1 14
Q2 14
Q3 14
Q4 14
ARPU ex- "O2 Refresh" y-o-y
(5.3%)
(2.6%)
(1.4%)
(0.6%)

Mobile Service Revenues (y-o-y)



MSR
MSR ex-"O2 Refresh"
Q1 14
Q2 14
Q3 14
Q4 14
FY 14 (y-o-y)
(2.7%)
(0.1%)
1.1%
2.9%
+0.3%
(7.9%)
(6.7%)
(5.5%)
(4.5%)
(6.2%)

OIBDA margin



24.5%
24.7%
FY 13
FY 14

Solid trading performance continued

- **Mobile base growth at 4%** y-o-y (24.5m)
  - **Strongest net adds in 6 years:** (394 k in Q4)
  - **Sustained expansion of contract** (+6% y-o-y); 56% of total
    - Sustained leadership in contract loyalty in Q4 (1.0%; -0.1 p.p. y-o-y)
    - LTE penetration at 19% over total base
  - Continued LTE roll-out (58% outdoor coverage at Dec-14)
- **Improved ARPU trends**
  - Successful commercial proposition leading to price stabilisation
  - Data monetisation (LTE usage 3x vs 3G; high single digit ARPU uplift)

Robust set of financials

- **Revenue growth** (ex-"O2 Refresh") accelerated in Q4 to +5.4% y-o-y (+0.6% y-o-y in FY)
  - Ongoing MSR improvement on solid operating performance
  - Handset revenues up on high-end strong trading devices (FY: +28.4%)
- **FY OIBDA** grew 1.1% y-o-y on efficiencies execution (OpEx:-0.9% y-o-y)
  - "O2 Refresh" adds 3.7 p.p. to OIBDA margin in FY 14
  - Broadly flat impact of "O2 Refresh" to y-o-y growth

Investor Relations
Telefónica, S.A.

22

Telefónica

22% of Group

Brazil: Capturing the best customers revenue

Mobile accesses penetration

Dec-13 Dec-14 Access y-o-y

41%

35% 31% 24%

+77% +20%

Smartphones Contract

FTTH New premises passed (m)

Total premises passed

4.1

2.2 1.9

1.0

FY 13 FY 14

Investor Relations Telefónica, S.A.

% Contract net adds share

56%

50%

Q4 14

FY 14

Increasing value contract ~11x vs prepaid

(higher ARPU & lower

churn)

FTTH net adds (000)

y-o-y 171

+86%

53 +58%

Q4 14 FY 14

IPTV net adds (000)

y-o-y

49

+50%

17 +49%

Q4 14 FY 14

23

Strengthening mobile leadership

“ New contract portfolio offer launched in December, reaching new monthly gross adds record

“ Contract market share increased to 41.8% (+2.0 p.p. y-o-y) on best network (quality and coverage) and brand perception

“ Strong outgoing ARPU y-o-y (Q4: +5.9%; FY: +5.3%)

“ LTE leadership (140 cities covered; accesses market share: 38.9%)

Transformation into a fiber Co.

“ 375k fiber accesses at Dec-14 (+84% y-o-y): ~3x customer value vs. average FBB

“ Strong Pay TV performance (Q4: 43k net adds, FY:131k)

„ Growing IPTV net adds delivering higher ARPU

„ Reshaped commercial proposal fostering DTH gross adds volume

[Graphic Appears Here]

22% of Group

Brazil: OIBDA returning to growth in 2014 revenue

Revenue (organic y-o-y) +8.9%

Fixed Mobile Total

Ex €58m one-off in Q4 13 MSR ex- regulation

4.8% 4.8% 3.2% 1.8% 1.0% 1.1% 1.6%

0.2%

(3.1%) (3.0%)

(6.1%) (4.8%) Q1 Q2 Q3 Q4

OIBDA (organic y-o-y)

Ex €58m one-off in Q4 13 and ex-restructuring costs in Q4 14 and Q4 13

5.3% 4.0%

1.6%

(3.6%)

Q1 14 Q2 14 Q3 14 Q4 14

Consistent organic revenue y-o-y growth trends

“ Outperforming the market: 68% of incremental MSR market share captured in the last 12 months

“ MSR accelerating to 5.7% y-o-y in Q4 excluding one-offs

(ICMS tax reversal in Q4 13)

„ Data revenues: 34% of MSR in FY 14

„ Steady non-SMS mobile data revenue performance (+35.5% in Q4: +38.5% y-o-y in FY)

“ Fixed revenue improved its trend in 2014 (-4.2% y-o-y vs. -6.8% FY 13)

“ Negative impact of regulation (-3.2 p.p. in Q4 and -3.4 p.p. in FY)

Increased profitability on better OpEx evolution

“ Strong efficiency efforts (i.e. restructuring costs in Q4: €68m) despite intense commercial activity, network costs and inflationary pressure

“ Strong CapEx effort (FY: +15.0% y-o-y; 26% CapEx/Revenues) to enlarge quality gap vs peers

Investor Relations

Telefónica, S.A. 24

Hispam: Increased FY profitability amid strong trading

26% of Group revenue

Mobile gross adds (m)



y-o-y
10.9
11.0
11.1
13.4
+10%
Q1 14
Q2 14
Q3 14
Q4 14

Smartphone penetration



Smartphones y-o-y %
+32%
12%
20%
26%
Dec-12
Dec-13
Dec-14

Revenue (organic y-o-y)



Hispam
Hispam ex-Venezuela
14.8%
11.3%
14.1%
18.2%
10.8%
10.0%
9.7%
8.9%
Q1 14
Q2 14
Q3 14
Q4 14

OIBDA (organic y-o-y)



Hispam
Hispam ex-Venezuela
15.0%
20.1%
17.8%
16.8%
15.6%
15.1%
10.9%
11.8%

	Q1 14	Q2 14	Q3 14	Q4 14
OIBDA margin (organic y-o-y)	+0.1 p.p.	+2.4 p.p.	+0.3 p.p.	(0.8 p.p.)
Ex-Venezuela	Flat	+0.5 p.p.	+2.2 p.p.	+2.3 p.p.

Commercial traction underpinning double-digit revenue growth

- **Accesses growing by 3% y-o-y:**
  - Mobile contract (+4%); FBB (+6%); Pay TV (+14%)
- **Higher traffic volumes driving mobile ARPU y-o-y growth** (+10.6% FY; +14.3% Q4)
  - Voice traffic up +16% y-o-y in FY
  - Data traffic +65% y-o-y in FY 14 on increased smartphone penetration & average usage (+44% y-o-y in Q4)
- **Data revenues main growth driver; 32% MSR** (+2 p.p. y-o-y)
  - Non-SMS data growing by 43.4% y-o-y in FY (+41.1% in Q4)

Improved profitability in most markets

- **FY organic margin** (+0.5 p.p. y-o-y) **returning to 2012 levels despite stronger commercial activity**
  - Increased profitability in all countries but Venezuela and Uruguay in FY (y-o-y organic)
  - Main contributors to margin y-o-y: Mexico (FY: +4.3 p.p.; Q4: +11.7 p.p.); Colombia (+2.7 p.p.; +4.4 p.p.) and Chile (+1.5 p.p.; +2.5 p.p.)
  - Restructuring costs (€99m in Hispam in Q4) negatively impacting reported margin in Q4 by 4.4 p.p.

Investor Relations
Telefónica, S.A.
25
Telefónica

Mexico: Increasing momentum; accelerating growth 3%revenue of Group

Mobile gross adds

Q1 Q2 Q3 Q4

+65%

+37%

3.2 2.6 2.6 2.5 2.5 1.9 1.8 1.8 1.6 1.5 1.6 1.6

2012 2013 2014

Revenue (organic y-o-y)

9.5% 10.6%

Commercial repositioning driving business turnaround

“ Mobile accesses up 7% y-o-y; Smartphones +82% y-o-y

“ Record-high gross adds in Q4 14

„ Commercial offers adapting to new competitive environment„ New LTE offer launched (Oct-14)

“ New Federal Telecommunications Law continued advancing

0.3%

Q4 13 Q3 14 Q4 14

OIBDA (organic y-o-y)

96.8% 50.6%

(34.8%)

Q4 13 Q3 14 Q4 14

Investor Relations Telefónica, S.A.

Q4 OIBDA doubling y-o-y

“ Steady top-line growth acceleration

„ Highest MSR y-o-y growth in 5 years (+12.9% in Q4) „ 3rd consecutive quarter of ARPU increase (+3.5% y-o-y) on voice & data traffic booming (+42% and 91% respectively y-o-y)

“ Increased y-o-y profitability (FY: +4.3 p.p.; Q4: +11.7 p.p.)

„ Full effect of MTRs asymmetry in Q4 (effective from mid-August) „ Top quality assets on strong CapEx efforts „ Economies of scale starting to flow

26

Rest of Hispam: Solid top line growth boosting OIBDA

Revenue (organic y-o-y)


Q3 14
Q4 14
7.2%
5.8%
7.6%
6.4%
23.9%
22.2%
5.5%
6.0%
27.4%
46.6%
Colombia
Peru
Argentina
Chile ex-reg
VZ & CA

OIBDA (organic y-o-y)


Q3 14
Q4 14
25.3%
18.9%
17.4%
(0.6%)
25.3%
24.3%
3.3%
7.6%
8.4%
10.5%
Colombia
Peru
Argentina
Chile ex-reg
VZ & CA

OIBDA margin (organic y-o-y)

	Colombia	Peru	Argentina	Chile ex-reg	VZ & CA
Q4 14	+4.4 p.p.	(2.4 p.p.)	Flat	+0.5 p.p.	(10.9 p.p.)

Increased profitability across the board (except VZ+CA)

- **Colombia:**
  - Mobile data (FY: +15.0% y-o-y), FBB and Pay TV (+9.1% y-o-y) driving revenue increase
  - Q4 OIBDA: +18.9% organic y-o-y on revenue acceleration and increased efficiency. FY Margin: 36.5% (39.0% in Q4)
- **Peru:**
  - Revenue performance led by high-value accesses growth: mobile contract (+14% y-o-y); Pay TV (+6%) and FBB (+6%)
  - Strong commercial activity in Q4
- **Argentina:**
  - Commercial trading ramped-up in Q4 (mobile gross adds +16% y-o-y) on successful campaigns
  - Q4 OIBDA margin stable organic y-o-y despite inflation and FX pressures
- **Chile:**
  - Focus on high-value customers underpinned enhanced revenue & OIBDA performance
  - Accelerated network deployment: LTE (64% pop coverage) & fiber (288k premises passed)
- **Venezuela & Central America:**
  - Strong traffic growth: voice (FY: +16%) on higher MOU (+8%); data (+58%) on smartphone penetration & higher usage per access
  - CapEx increase (+64.8% y-o-y organic) to foster network quality differentiation. 60 MHz LTE spectrum acquired in Q4

Investor Relations
Telefónica, S.A.
27

Strong FCF and net debt reduced ahead of O2 UK sale

Net Financial Debt

€ in millions

Net Financial Net Financial

Debt/OIBDA Net Financial Net Financial Debt/OIBDA Debt/OIBDA Debt/OIBDA

2.36x 2.74x

2.52x 2.15x

45,381 (3,817) 995

2,176 (3,493) 1,825 789 1,231 45,087 (13,382) 43,856

31,705

Dividends & Net financial Treasury FX Pre-retirements Net Fin. VZ from Net Fin. Proposed Net Fin. Net Fin. FCF (including Debt Debt Debt Debt Hybrid coupon investments shares & commitments 12$ to 50$ O2 UK

Hybrid & VZ from 6.3 Dec-14 Dec-14 sale Dec-14 Dec-13 Mandatory to 12$), post VZ at proposed Convertible MTM& 50$ O2 UK sale Others

2,107 9,468 (2,530) 8,053 (692) 7,361

(1,187)

(641)

5,110

(1,294)

3,817

OpCF post Dividend to FCF

OpCF pre Restructuring OpCF Working Net Interest Tax ex-spectrum Spectrum FCF Restructuring charge ex-spectrum capital Working minorities & accrued post-spectrum Capital others accrued charge

Investor Relations

Telefónica, S.A. 28

Robust liquidity and ample diversified financing

Long-term financing

€ in billions

Hybrids: 2.6

Mandatory convertible (TEF): 1.5

Mandatory Exchangeable (TI): 0.8

TEF D Rights issue minorities: 0.8

€14.7Bn long-term financing FY 14

Liquidity position

€ in billions

19.4 Syndicated facility: 3.0 11.5

Undrawn credit LatAm & Other loans:2.6 lines & 92% LT syndicated RCF excluding Cash position 7.9 Venezuela

Dec-14

Euro Bond: 2.1

T. Deutchland bond: 0.5

Private placements: 0.9

Net debt maturities (Dec-14) Effective interest cost (12 month rolling)

Guidance

€ in billions

6%

9.1 +0.47% 5.40% 5.34% 5.1 5% -0.41%

2015 to 2016 2017 Dec-13 Debt Lower Dec-14 composition rates

Average debt life of 6.2 years

Investor Relations

Telefónica, S.A. 29

2. 2015-16 Back to profitable growth

Investor Relations

Telefónica, S.A. 30

Continue transforming the business

Transforming the business mix

2014

26% 10% 52% 28% 10%

Growing Average Revenue / Access

33% 10% 43% 33% 14%

2016 From selling minutes to selling Gigabytes

Equipment & other Broadband “ From variable voice & fixed data consumption

Access & voice Services Over Connectivity “ To voice bundled & variable data

Transforming the portfolio: Diversified growth profile with bigger local scale

Improving position Maintaining Global in Key Markets: “ FY 14 57% of Revenue Scale & Increasing “ #6 worldwide by accesses in 2012

Spain, Brazil and “ FY 16E ~2/3 of Revenue Focus in Key “ #6 in 2014 but with fewer

Germany Markets operations

Investor Relations

Telefónica, S.A. 31

Monetising the new mobile data & video wave

1 **Higher LTE & Smartphone penetration**	• **Connecting more devices with faster LTE** • **Lower entry price points** • **Increase prepaid penetration mainly in Hispam** **>14% LTE** **>45% Smartphone** Penetration 2016E
2 **Continued improvement in capturing value beyond the allowance**	• **Extra data revenues captured** as customers will continue to exceed allowance and upsell to complementary bundles
3 **Leverage higher usage to upsell**	• **Integrated tariffs:** Voice+Data, reducing arbitrage risks and improving loyalty • **Optimise data pricing structures**: Tiered pricing and bundle sizing adapted to each market to increase customer lifetime value • Larger screen devices; Real time contextual marketing; VAS smart bundling
4 **Connecting everything**	• **Shared data plans** evolving towards multi-user / multidevice • Customer care / account management mobile app • **FTTH & LTE provides better customer experience** and facilitate new services adoption
5 **Video at the Core**	• **Increased current penetration levels and usage** ▸ Accelerate convergent proposition ▸ Multi-device, new HD technologies, larger device screens ▸ Increased coverage (fiber and LTE deployment & cable digitalisation) **Video traffic** **~+60%** CAGR 14-16E

Non-SMS Mobile Data Revenues ~+20% CAGR 2014-16E
Video revenues >+30% CAGR 2014-16E

Investor Relations
Telefónica, S.A.
32
Telefónica

TGR: Differential future-proof network & IT ready by 2016

Major network transformation to be in place by 2016

UBB Developments + Simple and All-IP

All markets with 4G by 2015

4G Coverage (%PoP) 4G Data Traffic /Total Mobile (%)

2016E: 2016E:

>25%

>85% >55% (+18 p.p. vs 2014)

2014: 60%

2016E

LTE sites Premises passed with fiber (m)

Fixed VoIP Accesses

2016E: 2016E: up to ~70% ~50k 22m(1)

2014: >20k 2014: 14.7m 2014 2016E

+ Business Transformation through IT

% Customer migrations to Full Stack

2016E:

>35%

2014: 5%

(1) Subject to adequate regulation

Investor Relations

Telefónica, S.A.

Executing our brilliant IT strategy

+ Simplification

“ Applications

“ Physical Servers

“ Data Centers

“ Virtualisation

4k -700

(-430 y-o-y)

17k -10%

(-13% y-o-y)

55 -10

(-5 y-o-y)

46% +10 p.p.

(+11% y-o-y)

2014 2016E vs 2014

33

Total data traffic

CAGR 14-16E

>+40%

Fixed Mobile

>+35% +~60%

Fiber customers/FBB (%)

~45%

(+30 p.p.

vs 2014)

2016E

+ Business capabilities enabled by IT

“ Online & Multi-channel

“ 360º customer view

“ Big Data and Real Time Decision

“ Application convergence

“ Automated processes

Leaner Co: Simplification program enabling growth &

transformation

2014 gross savings €0.3 bn run rate

“ Structure simplification to adapt to the new operating model

(from regional to global model and lower local layers)

“ SG&A global policies driving further cost reductions

“ Outsourcing of support functions (i.e. Brazil: 1k FTEs)

“ Provision for restructuring costs & others (Germany, Brazil, Hispam and Other companies)

„ Q4 14 impact (-€644m) on Group OIBDA

„ Restructuring plan affecting ~ 4.5k FTEs

Gross savings (OpEx+CapEx) 2015-17E

“ Personnel cost savings related to restructuring

“ Offer simplification & channel optimisation

“ Customer driven simplification initiatives (i.e.: increase selfcare, e-billing&)

“ Efficiencies through support functions (full transformation and further outsourcing)

“ Demand based deployment leveraged on Analytics

“ Network automation and global processes

“ Germany & Brazil synergies related to fixed costs

Simplification Scope: ~55% of OpEx & CapEx (ex-spectrum)

Additional run-rate vs 2014 (€bn FX 14)

Run-rate achieved in 2014 (€bn)

0.7

0.3

0.3 0.3

[Graphic Appears Here]

Run-rate savings include part of the

synergies from Brazil & Germany:

€0.6Bn in 2017E

2014

2015E

2016E

2017E

Investor Relations

Telefónica, S.A. 34

Spain: Strengthening differentiation

A more supportive environment to fuel unparalleled CapEx effort *(subject to adequate regulation)*

Up to €3.5Bn CapEx in 2015-16E(1)

- **Up to ~75% homes passed with FTTH by 2016(1)**
- **Spain, a reference in Europe in FTTH coverage**
  - Outpace in premises passed: x4 vs France, x8 vs Germany, x6 vs Sweden
  - Future-proof FTTH technology to support high-speed demand
- **Expanded indoor mobile coverage and quality fiber backhaul**
- **European Digital Agenda 2020 targets fulfilled 4 years in advance just with Telefónica's networks**
  - 100% population with >30 Mb; 50% connected users >100 Mb

A profitable growing Co. focused on value

CapEx(1) 2017E to return to 2013 level

- **"Fusión", key vehicle to evolve differential value proposition**
  - "Fusión TV" will drive ARPU growth and increase loyalty
- **Increased TV penetration, closing the gap with Europe**
  - 26% penetration in Spain vs. 53% in Europe
- **Recovering revenue growth y-o-y from FY 2015**
- **Digital Services to enhance "Fusión" and Corporate portfolio**
- **Mobile data monetisation momentum**
- **Scope to increase efficiency** (distribution & IT simplification)

FTTH premises passed (m)


5.2
10.3
13-18(1)
Dec-13
Dec-14
Dec-16E

LTE Coverage (% pop.)


40%
58%
>85%
Dec-13
Dec-14
Dec-16E

"Fusión" customers (m)


Mid-single digit ARPU "Fusión" CAGR 14-16E
CAGR 14-16E >15%
+27% y-o-y
2.9
3.7
>5
Dec-13
Dec-14
Dec-16

(1) Subject to adequate regulation

Investor Relations
Telefónica, S.A.

35

Telefónica

Every business unit contributing to accelerate growth

Digital Services: Capturing Digital growth opportunity

- **Accelerating on digital services capabilities** (Cloud, Security, M2M, eHealth)
- **Strong focus on SMEs** with refreshed portfolio
- **Driving emerging Digital Services**
  - Financial Services: Consolidate insurance & microcredits and deploy new services
  - Accelerating advertising revenues

Germany: keep momentum, integrate quickly and transform the Co.

Service Revenue drivers

- **Setting market trends**
- **Leading monetisation on LTE**
  - Smart upselling path
- **Leading Digital Telco**
  - Best high-speed access experience

Up to 90% LTE coverage 2016E

- **Confirmed >€5Bn NPV synergies**
  - Integration completed by 2019:
    - €800m run-rate of OpCF synergies
    - ~30% of run-rate synergies by 2015
    - ~80% of run-rate synergies by 2018

Brazil: Strengthening market leadership

- **Commercial focus on mobile data boosted by superior network quality** (Smartphone penetration in prepaid >55% at 2016E)
- **Fiber leadership in Sao Paulo;** nationwide exposure post GVT

>60% LTE Coverage 2016E

~5.5m FTTH premises passed 2016E

- **Strong synergies extracted from GVT acquisition: >€4.7Bn with net savings from 2015**
  - Annual run-rate of operating and revenue synergies of at least €450m; c70% of run-rate synergies by year 2017

HispAm: Consolidating revenue growth & further efficiency

- **Strong growth potential across prepay & contract mobile**
  - Optimal market structure leading to large structural opportunities
  - Further smartphone penetration opportunity
- **Mobile data main growth opportunity**
- **Bundling fixed services at the core of our strategy**
- **Efficiency improvement IT, network and shared services**
- **LTE available in all markets from 2015**
  - Differential spectrum holdings

>55% LTE Coverage 2016E

Investor Relations
Telefónica, S.A.

36

Telefónica

Closing remarks

REINFORCED INVESTMENT CASE; CHANGING GROWTH PROFILE WITH THE RIGHT FINANCIALS

1 Solid platform built; Ground to support new multi-annual outlook

2 Exciting digital revolution ahead of us; Transform for Growth

3 Focused operations following portfolio strengthening

4 Committed to financial discipline

5 Focus on improving shareholders_ returns

Investor Relations

Telefónica, S.A. 37

For further information:

Investor Relations

Tel. +34 91 482 87 00

ir@telefonica.com

www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A

Date: February 25th , 2015	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer